AS 3/8

07003059

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO. 8-422

REPORT FOR THE PERIOD BEGINNING	01/01/06	AND ENDING	12/31/06
	MM/DD/YY		MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Securities (USA) LLC and Subsidiaries, formerly known as Credit Suisse First Boston LLC and Subsidiaries

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

11 Madison Avenue
(No. and Street)

PROCESSED
MAR 08 2007
THOMSON FINANCIAL

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul O'Keefe (212) 538-3501
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

KPMG LLP

345 Park Avenue	New York	New York	10154
(ADDRESS) Number and Street	City	State	Zip Code

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AS 3/8

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Member of
Credit Suisse Securities (USA) LLC and Subsidiaries:
(Formerly known as Credit Suisse First Boston LLC)

We have audited the accompanying consolidated statement of financial condition of Credit Suisse Securities (USA) LLC, formerly known as Credit Suisse First Boston LLC, and Subsidiaries (the "Company"), a wholly owned subsidiary of Credit Suisse (USA), Inc., as of December 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above present fairly, in all material respects, the consolidated financial position of Credit Suisse Securities (USA) LLC and Subsidiaries as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
February 28, 2007

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
[Formerly known as Credit Suisse First Boston LLC and Subsidiaries]
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
[Formerly known as Credit Suisse First Boston (USA), Inc.]

Consolidated Statement of Financial Condition
December 31, 2006
(In millions)

ASSETS

Cash and cash equivalents	$	863
Collateralized short-term financings:		
Securities purchased under agreements to resell		46,265
Securities borrowed		96,883
Receivables:		
Customers		4,930
Brokers, dealers and other		9,112
Financial instruments owned (of which $48,188 was encumbered):		
U.S. government and agencies		31,302
Corporate debt		23,911
Equities		44,704
Derivatives contracts		2,539
Commercial paper		1,859
Other		957
Net deferred tax asset		1,435
Office facilities at cost (net of accumulated depreciation and amortization of $422)		249
Goodwill		503
Loans receivable from parent and affiliates		198
Other assets and deferred amounts		4,124
Total assets	$	269,834

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
[Formerly known as Credit Suisse First Boston LLC and Subsidiaries]
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
[Formerly known as Credit Suisse First Boston (USA), Inc.]

Consolidated Statement of Financial Condition
December 31, 2006
(In millions)

LIABILITIES AND MEMBER'S EQUITY

Short-term borrowings	$	7,828
Collateralized short-term financings:		
Securities sold under agreements to repurchase		114,864
Securities loaned		63,588
Payables:		
Customers		7,912
Brokers, dealers and other		7,034
Financial instruments sold not yet purchased:		
U.S. government and agencies		17,733
Corporate debt		4,139
Equities		6,690
Derivatives contracts		2,071
Other		351
Obligation to return securities received as collateral		11,049
Accounts payable and accrued expenses		3,188
Other liabilities		6,111
Subordinated borrowings		7,500
Total liabilities		260,058
Member's Equity:		
Member's contributions		7,234
Accumulated earnings		2,727
Accumulated other comprehensive loss		(185)
Total member's equity		9,776
Total liabilities and member's equity	$	269,834

See accompanying notes to consolidated statement of financial condition.

CREDIT SUISSE SECURITIES (USA) LLC AND SUBSIDIARIES
[Formerly known as Credit Suisse First Boston LLC and Subsidiaries]
(A wholly owned subsidiary of Credit Suisse (USA), Inc.)
[Formerly known as Credit Suisse First Boston (USA), Inc.]
Notes to Consolidated Statement of Financial Condition
December 31, 2006

1. Organization and Description of Business

Credit Suisse First Boston LLC and Subsidiaries (the "Company" or "CS Securities") is a wholly owned subsidiary of Credit Suisse First Boston (USA), Inc. and an indirect wholly owned subsidiary of Credit Suisse First Boston, Inc., whose ultimate parent is Credit Suisse Group ("CSG"). On January 16, 2006 the Company was renamed Credit Suisse Securities (USA) LLC, Credit Suisse First Boston (USA), Inc. was renamed Credit Suisse (USA), Inc. (the "Parent Company" or "CS USA") and Credit Suisse First Boston, Inc. was renamed Credit Suisse Holdings (USA), Inc. ("CS Holdings"). The name changes result from the adoption by CSG of a single brand for its banking businesses under the name Credit Suisse.

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary, Special Situations Holdings, Inc. – Westbridge ("Westbridge"), as well as, all variable interest entities ("VIEs") that were consolidated in accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," ("FIN 46"), an Interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" and FSP No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). See Note 5 for more information regarding the Company's consolidation of VIEs.

The Company, as a U.S. registered broker-dealer, provides a variety of capital raising, market making, advisory and brokerage services for its government, financial institution, high-net-worth individuals and corporate clients and affiliates. It is also a primary dealer in U.S. government securities and an underwriter, placement agent and dealer for money market instruments, commercial paper, mortgage and other asset-backed securities, as well as a range of debt, equity and other convertible securities of corporations and other issuers. The Company also executes trading strategies for its own account using debt, equity and related derivatives instruments.

2. Summary of Significant Accounting Policies

Basis of financial information. To prepare the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America, management must make estimates and assumptions. The reported amounts of assets and liabilities are affected by these estimates and assumptions, the most significant of which are discussed in the notes to the consolidated statement of financial condition. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ materially from these estimates. All material intercompany balances and transactions have been eliminated.

Cash and cash equivalents. Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for trading purposes.

Collateralized short-term financings. The Company enters into transactions involving securities sold under agreements to repurchase ("repurchase agreements") and securities purchased under agreements to resell ("resale agreements") and securities borrowed and securities loaned transactions as part of the Company's matched-book activities to accommodate clients, finance the Company's trading inventory, obtain securities for settlement and earn interest spreads.

2. Summary of Significant Accounting Policies (Continued)

Repurchase agreements and resale agreements are treated as collateralized financing arrangements and are carried at contract amounts that reflect the amounts at which the securities will be subsequently repurchased or resold. Interest on such contract amounts is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company takes possession of the securities purchased under resale agreements and obtains additional collateral when the market value falls below the contract value. The Company nets certain repurchase agreements and resale agreements with the same counterparty in the consolidated statement of financial condition when the requirements of FIN No. 41, "Offsetting of Amounts Relating to Certain Repurchase and Reverse Repurchase Agreements," are satisfied.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash, letters of credit or other collateral with the lender. For securities loaned, the Company receives cash or other collateral from the borrower generally in excess of the market value of securities loaned. Interest on such transactions is accrued and is included in the consolidated statement of financial condition in receivables from and payables to brokers, dealers and other. The Company monitors the market value of securities borrowed and loaned daily and obtains or refunds collateral as necessary.

Receivables from customers/Payables to customers. Receivables from and payables to customers include amounts due on regular way securities transactions, margin transactions and commodities futures. Securities owned by customers, including those that collateralize margin or similar transactions are not reflected in the consolidated statement of financial condition.

Receivables from brokers, dealers and other/Payables to brokers, dealers and other. Receivables from brokers, dealers and other include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), omnibus receivables, receivables from clearing organizations, other non-customer receivables, margin deposits and accrued dividends and interest. Payables to brokers, dealers and other include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), payables to clearing organizations, amounts related to futures contracts transacted on behalf of customers, other non-customer payables and accrued dividends and interest. In addition, the net receivable or payable arising from unsettled regular-way trades is included in receivables from brokers, dealers and other or payables to brokers, dealers and other.

Fair value of financial instruments. Substantially all of the Company's financial instruments, as well as financial instruments with off-balance sheet risk, are carried at fair value. Fair value is estimated at a specific point in time, based on relevant market information or the value of the underlying financial instrument. Financial instruments are recorded on a trade date basis.

The determination of fair value is fundamental to the Company's financial condition and, in certain circumstances, requires management to make complex judgments. Fair value is based generally on listed market prices or broker or dealer price quotations. If prices are not readily determinable or if liquidating the Company's positions is reasonably expected to affect market prices, fair value is based on either internal valuation models or management's estimate of amounts that could be realized under current market

2. Summary of Significant Accounting Policies (Continued)

conditions. Certain financial instruments, including over-the-counter ("OTC") derivatives contracts, are valued using pricing models that consider, among other factors, contractual and market prices, correlations, time value, credit, yield curve, volatility factors and/or prepayment rates of the underlying positions. The use of different pricing models and assumptions could produce materially different estimates of fair value.

Securitization. The Company securitizes residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities. The Company accounts for the transfers of financial assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). The Company records a securitization as a sale when the accounting criteria for a sale are met. The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using present value of estimated future cash flows valuation techniques that incorporate assumptions that market participants customarily use in their estimates of values including prepayment speeds, credit losses and discount rates. See Note 5 for more information.

Derivatives contracts. All derivatives contracts are carried at fair value. See Note 6 for more information.

Office facilities. Office facilities are carried at cost and are depreciated on a straight-line basis over their estimated useful life of two to seven years. Leasehold improvements are amortized over the lesser of the useful life of the improvement or term of the lease.

Goodwill and identifiable intangible assets. Goodwill represents the amount by which the purchase price exceeds the fair value of the net tangible and intangible assets of an acquired company on the date of acquisition. Goodwill is reviewed annually for impairment. Based on the results of the Company's year-end annual review it was determined that no impairment charge was required. Intangible assets that do not have indefinite lives, principally trademarks and customer lists, are amortized over their useful lives and reviewed for impairment. Intangible assets are included in other assets and deferred amounts in the consolidated statement of financial condition. Also included in intangible assets are mortgage servicing rights which are carried at fair value. See Note 7 for more information.

Consolidation of VIEs. In January 2003, the FASB issued FIN 46, which requires the Company to consolidate VIEs for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. In December 2003, the FASB modified FIN 46, through the issuance of FIN 46R, to address various implementation issues that had arisen since the issuance of FIN 46 and to provide companies the option to defer the adoption of FIN 46 for certain VIEs to periods ending after March 15, 2004. In April 2006, the FASB further modified FIN 46 through the issuance of FSP FIN 46(R)-6 which provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs. As of December 31, 2006, the Company consolidated VIEs under FIN 46 for which it is the primary beneficiary, which relate to its residential mortgage-backed securities activities. See Note 5 for more information.

2. Summary of Significant Accounting Policies (Continued)

Income taxes. The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

The Company uses the asset and liability method in providing for income taxes which requires that deferred income taxes be recorded and adjusted for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not. See Note 15 for more information.

Recently Adopted Accounting Standards

SFAS 154

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, 'Accounting Changes' (APB 20) and FASB Statement No. 3, 'Reporting Accounting Changes in Interim Financial Statements (an Amendment of APB Opinion No. 28, 'Interim Financial Reporting')'" ("SFAS 154"). SFAS 154 requires retrospective application, unless impracticable, to prior periods' financial statements for voluntary changes in accounting principles and changes required by an accounting pronouncement in the unusual circumstances in which the pronouncement does not include specific transition provisions. This statement also requires that a change in depreciation, amortization or depletion method for long-lived, nonfinancial assets should be accounted for as a change in accounting estimate effected by a change in accounting principle (i.e., as a retrospective application). The guidance for reporting the correction of an error in previously issued financial statements and the change of an accounting estimate does not change from APB 20. SFAS 154 was effective for the Company as of January 1, 2006. The adoption of SFAS 154 did not have a material impact on the Company's financial condition.

SFAS 155

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments" ("SFAS 155"), which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS 140"). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity's fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Company elected to early adopt SFAS 155 as of January 1, 2006. The adoption of SFAS 155 did not have an impact on the Company's financial condition.

2. Summary of Significant Accounting Policies (Continued)

SFAS 156

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets" ("SFAS 156"), which amended SFAS 140. SFAS 156 requires that all separately recognized servicing rights after the effective date be initially measured at fair value and permits separately recognized servicing rights to be accounted for at fair value in subsequent periods. SFAS 156 permits an irrevocable election to apply fair value measurement for classes of servicing rights based on the different valuation and risk characteristics of the underlying assets and the method in which the economic risks are managed. SFAS 156 is effective on a prospective basis for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 156 allows limited retrospective application for existing separately recognized servicing rights. The Company elected to early adopt SFAS 156 as of January 1, 2006. The adoption of SFAS 156 did not have a material impact on the Company's financial condition.

FSP FIN 46R-6

In April 2006, the FASB issued FSP No. FIN 46(R)-6, "Determining the Variability to Be Considered in Applying FASB Interpretation No. 46(R)" ("FSP FIN 46(R)-6"). FSP FIN 46(R)-6 provides guidance regarding how contracts or arrangements that create or reduce variability should be assessed when determining if they are VIEs and when assessing the need for consolidation of VIEs. FSP FIN 46(R)-6 requires that evaluations of the variability created or absorbed in an entity from its contracts or arrangements be based on an analysis of the entity's design. In evaluating the design of an entity, an analysis must be performed as to the potential risks to which the entity is exposed as well as the risks that the entity was designed to create and pass along to its interest holders based on the purpose for which the entity was formed. The guidance of FSP FIN 46(R)-6 was adopted by the Company and applied effective July 1, 2006 to all new entities as well as entities previously analyzed under FIN 46(R) when a reconsideration event occurs. FSP FIN 46(R)-6 did not have a material impact on the Company's financial condition.

SFAS 158

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS 158"). SFAS 158 requires an employer to: i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis; ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87") or No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions" ("SFAS 106"). Amounts recognized in accumulated other comprehensive income, including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost; iii) measure the defined benefit plan assets and obligations at the date of the employer's fiscal year-end statement of financial condition; and iv) disclose in the notes to the statement of financial condition additional information about certain effects on

2. Summary of Significant Accounting Policies (Continued)

net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation. SFAS 158 recognition provisions associated with the funded status of a defined benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008 with early adoption permitted. The cumulative effect of the Company initially adopting the recognition provisions of SFAS 158 as of December 31, 2006 was an after tax decrease in accumulated other comprehensive income and consolidated net assets of $5 million. See Note 14 for more information.

The Company did not early adopt the measurement date provisions.

Standards to be adopted in future periods

FIN 48

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have a material change to the Company's financial condition.

2. Summary of Significant Accounting Policies (Continued)

SFAS 157

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It will affect current practice by eliminating the Emerging Issues Task Force 02-3 guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is primarily estimated based upon unobservable market data. SFAS 157 will also eliminate the use of blockage factors on instruments that trade in an active market by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, with early adoption permitted. The Company is currently evaluating the impact of adopting SFAS 157.

SFAS 159

In February 2007, the FASB issued SFAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement 115" ("SFAS 159"). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. SFAS 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted. The Company is currently evaluating the impact of adopting SFAS 159.

3. Related Party Transactions

The Company is involved in significant financing and other transactions, and has significant related party balances, with Credit Suisse, a Swiss bank subsidiary of CSG and an indirect parent of the Company, and certain of its subsidiaries and affiliates. The Company generally enters into these transactions in the ordinary course of business and believes that these transactions are generally on market terms that could be obtained from unrelated third parties.

3. Related Party Transactions (Continued)

The following table sets forth the Company's related party assets and liabilities as of December 31, 2006:

		(In millions)
ASSETS		
Securities purchased under agreements to resell	$	5,373
Securities borrowed		6,954
Receivables from brokers, dealers and other		915
Corporate debt		65
Derivatives contracts		16
Net deferred tax asset		1,435
Loans receivable from parent and affiliates		198
Total assets	$	14,956
LIABILITIES		
Short-term borrowings	$	7,695
Securities sold under agreements to repurchase		17,583
Securities loaned		55,533
Payables to customers		255
Payables to brokers, dealers and other		4,891
Corporate debt		147
Derivatives contracts		49
Obligation to return securities received as collateral		1,945
Taxes payable (included in Other liabilities)		546
Intercompany payables (included in Other liabilities)		663
Subordinated borrowings		7,500
Total liabilities	$	96,807

Certain of the Company's directors, officers and employees and those of the Company's affiliates maintain margin accounts with the Company in the ordinary course of business. The Company from time to time and in the ordinary course of business, enters into, as principal, transactions involving the purchase or sale of securities from or to such directors, officers and employees and members of their immediate families.

The Share Plan provides for the grant of equity-based awards to Company employees based on CSG shares pursuant to which employees of the Company may be granted, as compensation, shares or other equity-based awards as compensation for services performed. CS Holdings purchases shares indirectly from CSG to satisfy these awards, but CS Holdings does not require reimbursement from the Company; therefore, amounts associated with these awards are considered a capital contribution to the Company and credited to paid-in-capital.

In connection with its derivatives activities, the Company enters into OTC derivatives contracts with related parties that contingently require the Company, as guarantor, to make payments based on changes in an underlying financial instrument. See Note 10 for more information.

3. Related Party Transactions (Continued)

The Company is included in the consolidated federal income tax return and combined state and local income tax returns filed by CS Holdings and CS USA. See Note 15 for more information.

4. Receivables from/Payables to Brokers, Dealers and Other

Amounts receivable from and payable to brokers, dealers and other at December 31, 2006, consist of the following:

	Receivables	Payables
	(In millions)	
Unsettled regular way securities trades	$ 803	$ 90
Fails to deliver/Fails to receive	2,519	4,979
Omnibus receivables	1,120	—
Receivables from/Payables to clearing organizations	3,195	260
Accrued dividends and interest	923	875
Other non-customer receivables	28	—
Other	524	830
Total	$ 9,112	$ 7,034

The Company clears certain of its proprietary and customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from/payable to clearing organizations relate to unsettled trades and deposits from customers held at clearing organizations and are collateralized by securities owned by the Company. See Note 5 for more information.

5. Transfers of Financial Assets

As part of the Company's financing and securities settlement activities, the Company uses securities as collateral to support various secured financing sources. If the counterparty does not meet its contractual obligation to return securities used as collateral, the Company may be exposed to the risk of reacquiring the securities at prevailing market prices to satisfy its obligations. The Company controls this risk by monitoring the market value of financial instruments pledged each day and by requiring collateral levels to be adjusted in the event of excess market exposure.

5. Transfers of Financial Assets (Continued)

The following table sets forth the assets pledged by the Company and the collateral received by the Company as of December 31, 2006:

	December 31, 2006
	(In billions)
Fair value of the assets pledged and assigned as collateral by the Company	$ 81.1
of which was encumbered	48.2
Fair value of the collateral received by the Company with the right to sell or repledge	190.9
of which was sold or repledged	187.2

Securitization Activities

The Company securitizes residential mortgage-backed securities, agency mortgage-backed securities and asset-backed securities.

The Company may retain interests in these securitized assets in connection with its underwriting and market-making activities. The Company's exposure in its securitization activities is limited to its retained interests. Retained interests in securitized financial assets are included at fair value in financial instruments owned in the consolidated statement of financial condition. The fair values of retained interests are determined using market quotes where available or the present value of estimated future cash flows valuation techniques that incorporate assumptions that marketplace participants customarily use in their estimates of values. As of December 31, 2006, the fair value of the interests retained by the Company was $2.4 billion.

Key economic assumptions used at the date of securitization in measuring the fair value of the retained interests resulting from securitizations completed during the year ended December 31, 2006 were as follows:

	Residential mortgage-backed and agency mortgage-backed securities	Other asset-backed securities
Weighted-average life (in years)	3.5	8.9
Prepayment rate (in rate per annum)(1)	0.0%-92.0%	N/A
Cash flow discount rate (in rate per annum)(2)	0.0%-39.7%	N/A
Expected credit losses (in rate per annum)	0.0%-34.0%	N/A

(1) The Company utilizes the constant prepayment rate assumptions.

(2) The rate is based on the weighted average yield on the retained interest.

5. Transfers of Financial Assets (Continued)

The following table sets forth the fair value of retained interests from securitizations as of December 31, 2006, key economic assumptions used to determine the fair value and the sensitivity of the fair value to immediate adverse changes in those assumptions:

	Residential mortgage-backed and agency mortgage-backed securities	Other asset-backed securities [3]
	(Dollars in millions)	
Fair value of retained interests	$ 2,327	50
Weighted-average life (in years)	3.4	1.4
Prepayment rate (in rate per annum)[1]	0.0%-25.3%	25.0%-68.0%
Impact on fair value of 10% adverse change	$ (13)	—
Impact on fair value of 20% adverse change	$ (24)	—
Cash flow discount rate (in rate per annum)[2]	6.0%	N/A
Impact on fair value of 10% adverse change	$ (33)	—
Impact on fair value of 20% adverse change	$ (67)	—
Expected credit losses (in rate per annum)[3]	N/A	N/A
Impact on fair value of 10% adverse change	$ —	—
Impact on fair value of 20% adverse change	$ —	—

(1) The Company utilizes the constant prepayment rate assumptions.

(2) The rate is based on the weighted average yield on the retained interest.

(3) As of December 31, 2006, a substantial portion of the residential mortgage retained interests were investment grade and are therefore not subject to significant adverse credit losses.

These sensitivities are hypothetical and do not reflect the benefits of hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which may magnify or counteract the sensitivities.

Variable Interest Entities

The Company has variable interests in several collateralized debt obligation ("CDO") VIEs. The CDO entities may have actively managed ("open") portfolios or static or unmanaged ("closed") portfolios. The closed CDO transactions are typically structured to use QSPEs, which are not consolidated in the Company's statement of financial condition.

5. Transfers of Financial Assets (Continued)

The Company has consolidated VIEs for which it is the primary beneficiary. As of December 31, 2006, the Company recorded $3.8 billion, representing the carrying amount of the consolidated assets of these VIEs that are collateral for the VIE obligations. The beneficial interests of these consolidated VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Company in the event of default.

The Company holds significant debt and equity interests in CDO VIEs that are not consolidated because the Company is not the primary beneficiary. The total assets in these CDO VIEs as of December 31, 2006 were $7.0 billion. The Company's maximum exposure to loss on significant debt and equity interest in CDO VIEs as of December 31, 2006 was $158 million, which was the amount carried at fair value in financial instruments owned.

6. Derivatives Contracts

The Company uses derivatives contracts for trading and hedging purposes and to provide products for clients. These derivatives include options, forwards, futures and swaps. Derivative contracts are carried at fair value.

Options

The Company writes option contracts specifically designed to meet customer needs, for trading purposes or for hedging purposes. The options do not expose the Company to credit risk because the Company, not its counterparty, is obligated to perform. At the beginning of the contract period, the Company receives a cash premium. During the contract period, the Company bears the risk of unfavorable changes in the value of the financial instruments underlying the options. To manage this market risk, the Company purchases or sells cash or derivative financial instruments on a proprietary basis. Such purchases and sales may include debt and equity securities, forward and futures contracts, swaps and options.

The Company also purchases options to meet customer needs, for trading purposes or for hedging purposes. With purchased options, the Company gets the right, for a fee, to buy or sell the underlying instrument at a fixed price on or before a specified date. The underlying instruments for these options include fixed income securities, equities, foreign currencies and interest rate instruments or indices. The counterparties to OTC option contracts are reviewed to determine whether they are creditworthy.

Forwards and Futures

In the normal course of business, the Company's customer and trading activities include executing, settling and financing various securities and financial instrument transactions. To execute these transactions, the Company purchases and sells (including "short sales") securities, and purchases and sells forward contracts primarily for U.S. Government and agencies, corporate debt, mortgage-backed securities and foreign currencies. In addition, the Company enters into futures contracts on equity-based indices and other financial instruments, as well as options on futures contracts.

6. Derivatives Contracts (Continued)

Because forward contracts are subject to the financial reliability of the counterparty, the Company is exposed to credit risk. To mitigate this credit risk, the Company limits transactions with specific counterparties, reviews credit limits, requires certain customers and counterparties to maintain margin collateral and adheres to internally established credit extension policies.

For futures contracts and options on futures contracts, the change in the market value is settled with a clearing broker or exchange in cash each day. As a result, the credit risk with the clearing broker is limited to the net positive change in the market value for a single day, which is recorded in receivables from brokers, dealers and other in the consolidated statement of financial condition.

Swaps

The Company's swap agreements consist primarily of equity, credit default and total return swaps. Equity swaps are contractual agreements to receive the appreciation or depreciation in value based on a specific strike price on an equity instrument in exchange for paying another rate, which is usually based on index or interest rate movements. Credit default swaps are contractual agreements in which one counterparty pays a periodic fee in return for a contingent payment by the other counterparty following a credit event of a reference entity. A credit event is commonly defined as bankruptcy, insolvency, receivership, material adverse restructuring of debt, or failure to meet payment obligations when due. Total return swaps are contractual agreements where one counterparty agrees to pay the other counterparty the total economics of a defined underlying asset, in return for receiving a stream of floating rate cash flows such as London Interbank Offered Rate ("LIBOR"). Swaps are reported at fair value.

Quantitative Disclosures for All Derivatives

The fair values of all derivatives contracts outstanding as of December 31, 2006 were as follows:

	Assets	Liabilities
	(In millions)	
Options	$ 668	$ 430
Forward contracts	1,870	1,616
Swaps	1	25
Total derivatives	$ 2,539	$ 2,071

These assets and liabilities are included as derivatives contracts in financial instruments owned and sold not yet purchased, respectively, in the consolidated statement of financial condition. Assets and liabilities related to futures contracts are included in receivables from brokers, dealers and other and payables to brokers, dealers and other, respectively, in the consolidated statement of financial condition.

7. Goodwill and Identifiable Intangible Assets

As of December 31, 2006, the Company had $503 million of goodwill. In 2006, the Company recorded $23 million in goodwill related to its acquisition of Frye Louis Capital Management, Inc. As of

7. Goodwill and Identifiable Intangible Assets (Continued)

December 31, 2006, the Company had net identifiable intangible assets of $47 million, which are included in other assets and deferred amounts in the consolidated statement of financial condition. Identifiable intangible assets consist of trademarks and customer lists, which are amortized over useful lives ranging from 20 to 21 years. As of January 1, 2006, in connection with its adoption of SFAS 156, the Company classifies mortgage servicing rights as intangible assets. As of December 31, 2006, the fair value of the mortgage servicing rights was $39 million.

8. Subordinated Borrowings and Secured Revolving Credit Facilities

As of December 31, 2006, the Company's outstanding subordinated borrowings were as follows:

	(In millions)
Revolving Subordinated Debt Agreement:	
Due April 30, 2014	$ 6,000
Equity Subordinated Agreement:	
Due April 30, 2011	1,500
Total subordinated borrowings	$ 7,500

The Company has an $8.0 billion revolving subordinated debt agreement with the Parent Company that matures on April 30, 2014. The Company has a $1.5 billion equity subordinated agreement with the Parent Company that matures on April 30, 2011. The above subordinated agreements are at floating interest rates and are equivalent to those obtained by the Parent Company for its long-term borrowings. The weighted average effective interest rate for these borrowings as of December 31, 2006 was 6.16%.

The borrowings under these subordinated agreements qualify as regulatory capital and the agreements include all statutory restrictions specified by the Uniform Net Capital Rule 15c3-1, under the Securities Exchange Act of 1934 ("the Exchange Act"), including restrictive covenants relating to additional subordinated borrowings and to minimum levels of net capital, as defined, and consolidated member's equity.

As of February 27, 2007, the Company maintained with third parties four 364-day committed secured revolving credit facilities totaling $1.7 billion, with one facility for $500 million maturing in March 2007, one facility for $500 million maturing in July 2007, one facility for $200 million maturing in August 2007 and one facility for $500 million maturing in November 2007. These facilities require the Company to pledge unencumbered marketable securities to secure any borrowings. Borrowings under each facility would bear interest at short-term rates related to either the Federal Funds rate or LIBOR and can be used for general corporate purposes. The facilities contain customary covenants that the Company believes will not impair its ability to obtain funding. As of December 31, 2006, no borrowings were outstanding under any of the facilities.

9. Leases and Commitments

The following table sets forth the Company's minimum operating lease commitments as of December 31, 2006:

Twelve months ending December 31,	(In millions)
2007	$ 59
2008	56
2009	55
2010	54
2011	55
Thereafter	274
Total[1]	$ 553

(1) Excludes sublease revenue of $11 million and executory costs such as insurance, maintenance and taxes of $182 million.

The following table sets forth the Company's commitments, including the current portion as of December 31, 2006:

	Commitment Expiration Per Period				
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total commitments
			(In millions)		
Standby resale agreements[1]	$ 125	$ —	$ —	$ 404	$ 529
Forward agreements[2]	2,567	—	—	—	2,567
Total commitments	$ 2,692	$ —	$ —	$ 404	$ 3,096

(1) In the ordinary course of business, the Company maintains certain standby resale agreement facilities that commit the Company to enter into securities purchased under agreements to resell with customers at current market rates.

(2) Represents commitments to enter into securities purchased under agreements to resell and agreements to borrow securities.

The Company used $564 million in outstanding standby letters of credit as of December 31, 2006, in order to satisfy counterparty collateral requirements.

The Company had no capital lease obligations as of December 31, 2006. For information about certain of the Company's additional commitments, see Note 10.

10. Guarantees

In the ordinary course of business, the Company enters into guarantee contracts as guarantor. FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires disclosure by a guarantor of its maximum potential payment obligations under certain of its guarantees to the extent that it is possible to estimate them. FIN 45 also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of

10. Guarantees (Continued)

the obligations undertaken in issuing such guarantee, including its ongoing obligation to stand ready to perform over the term of the guarantee in the event that certain events or conditions occur. With certain exceptions, these liability recognition requirements apply to any guarantees entered into or modified after December 31, 2002.

The guarantees covered by FIN 45 may require the Company to make payments to the guaranteed party based on changes related to an asset, a liability or an equity security of the guaranteed party. The Company may also be contingently required to make payments to the guaranteed party based on another entity's failure to perform under an agreement, or the Company may have an indirect guarantee of the indebtedness of others, even though the payment to the guaranteed party may not be based on changes related to an asset, liability or equity security of the guaranteed party.

In addition, FIN 45 covers certain indemnification agreements that contingently require the Company to make payments to the indemnified party based on changes related to an asset, liability or equity security of the indemnified party, such as an adverse judgment in a lawsuit or the imposition of additional taxes due to either a change in the tax law or an adverse interpretation of the tax law.

The following table sets forth the maximum quantifiable contingent liabilities and carrying amounts associated with guarantees covered by FIN 45 as of December 31, 2006 by maturity:

	Amount of Guarantee Expiration Per Period					
	Less than 1 year	1-3 years	4-5 years	Over 5 years	Total guarantees	Carrying amounts
			(In millions)			
Derivatives	$ 2,742	$ 80	$ 164	$ 73	$ 3,059	$ 15
Total guarantees	$ 2,742	$ 80	$ 164	$ 73	$ 3,059	$ 15

Derivatives

In the ordinary course of business, the Company enters into OTC contracts that meet the definition of a guarantee under FIN 45. Included in this category are certain written OTC put option contracts, pursuant to which the counterparty can potentially force the Company to acquire the underlying financial instrument or require the Company to make a cash payment in an amount equal to the decline in value of the financial instrument underlying the OTC put option. Also included in this category are credit derivatives that may subject the Company to credit spread or issuer default risk because the change in credit spreads or the credit quality of the underlying financial instrument may obligate the Company to make a payment. The Company seeks to manage these OTC derivatives exposures by engaging in various hedging strategies to reduce its exposure.

FIN 45 does not require disclosures about derivatives instruments if they can be cash settled and the Company has no basis to conclude that it is probable that the counterparties held the underlying instruments related to the derivatives instrument at the inception of the contract. Derivatives meeting both of these criteria are not disclosed in the above table. These amounts were determined by using notional values and

10. Guarantees (Continued)

represent the obligations of the Company in the event that all the underlying financial instruments are worthless, the likelihood of which the Company believes is remote. For more information on derivatives, see Note 6.

Other Guarantees

The Company has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.

Exchange and Clearinghouse Memberships

The Company is a member of numerous securities exchanges and clearinghouses, and may, as a result of its membership arrangements, be required to perform if another member defaults. The Company has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

11. Concentrations of Credit Risk

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic and foreign corporations, governments and institutional and individual investors. A substantial portion of the Company's transactions are executed with and on behalf of institutional investors, including other brokers and dealers, commercial banks, U.S. agencies, mutual funds, hedge funds and other financial institutions. These transactions are generally collateralized. Credit risk is the potential for loss resulting from the default by a counterparty of its obligations. Exposure to credit risk is generated by securities and currency settlements, contracting derivatives and forward transactions with customers and dealers, and the holding in inventory of bonds. The Company uses various means to manage its credit risk. The creditworthiness of all counterparties is analyzed at the outset of a credit relationship with the Company. These counterparties are subsequently reviewed on a periodic basis. The Company sets a maximum exposure limit for each counterparty, as well as for groups or classes of counterparties. Furthermore, the Company enters into master netting agreements when feasible and demands collateral from certain counterparties or for certain types of credit transactions. As of December 31, 2006, the Company did not have any significant concentrations of credit risk.

The Company's customer securities activities are transacted either in cash or on a margin basis, in which the Company extends credit to the customer. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral to comply with various regulatory and internal guidelines. The Company monitors required margin levels each day and requires customers to deposit additional collateral, or reduce positions, when necessary.

12. Net Capital Requirements

The Company is a registered broker-dealer, registered futures commission merchant and member firm of the New York Stock Exchange Inc. ("NYSE"). Accordingly, the Company is subject to the minimum net capital requirements of the Securities and Exchange Commission (the "SEC") and the Commodities Futures Trading Commission ("CFTC"). Under the alternative method permitted by SEC rule 15c3-1, the required net capital may not be less than the greater of 2% of aggregate debit balances arising from customer transactions or 4% of the funds required to be segregated pursuant to the Commodity Exchange Act less the market value of certain commodity options, all as defined. Under CFTC Regulation 1.17, the required minimum net capital requirement is 8% of the total risk margin requirement (as defined) for all positions carried in customer accounts plus 4% of the total risk margin requirement (as defined) for all positions carried in non-customer accounts. As of December 31, 2006, the Company's net capital of approximately $4.1 billion was 58.5% of aggregate debit balances and in excess of the minimum requirement by approximately $3.9 billion.

13. Cash and Securities Segregated Under Federal and Other Regulations

In compliance with the Commodity Exchange Act, the Company segregates funds deposited by customers and funds accruing to customers as a result of trades or contracts. As of December 31, 2006, cash and securities aggregating $2.3 billion were segregated or secured in separate accounts exclusively for the benefit of customers.

In accordance with the SEC's no-action letter dated November 3, 1998, the Company computed a reserve requirement for the proprietary accounts of introducing broker-dealers. As of December 31, 2006, the Company segregated U.S. Treasury securities aggregating $3.9 billion on behalf of introducing broker-dealers.

In addition, the Company segregated U.S. Treasury securities with a market value of $7.4 billion as of December 31, 2006 in a special reserve bank account exclusively for the benefit of customers as required by rule 15c3-3 of the Exchange Act.

14. Employee Benefit Plans

The Company provides retirement and post-retirement benefits to its U.S. and certain non-U.S. employees through participation in a defined benefit pension plan, a defined contribution savings and retirement plan and other plans. The Company's measurement date is September 30 for its pension and other post-retirement plans.

Pension Plans

The Company participates in a non-contributory defined benefit pension plan (the "Qualified Plan") available to individuals employed before January 1, 2000. Effective January 1, 2004, compensation and credited service for benefit purposes were frozen for certain participants. Employees who no longer accrue benefits in the Qualified Plan participate in a savings and retirement plan similar to employees hired on or after January 1, 2000.

14. Employee Benefit Plans (Continued)

CSG applies sponsor accounting for accounting and reporting for defined benefit pension plans. The Company and other CSG entities participate in and contribute to the same plan and the assets held by the plan are not restricted or segregated and can be used to provide benefits to employees of any of the participating CSG entities. The Company has been designated to be the sponsor of the plan and records all liabilities. The disclosures that follow present the plans in their entirety.

Contributions to the Qualified Plan are made as required by the Internal Revenue Code and applicable law but not in excess of the amounts deductible by the Company for income tax purposes.

The Company also sponsors a savings and retirement plan, which is a defined contribution plan, with both a savings and a retirement component. All employees are eligible to participate in the savings component whereby the Company matches a portion of the employee's contributions in accordance with the Company's guidelines. In addition, individuals employed before January 1, 2000 who do not accrue benefits under the Qualified Plan and employees hired on or after January 1, 2000 participate in the retirement component and receive a retirement contribution.

The Company also provides a non-contributory, non-qualified, unfunded plan (the "Supplemental Plan"), which provides benefits to certain senior employees and Qualified Plan participants whose benefits may be limited by tax regulations. Benefits under these pension plans are based on years of service and employee compensation.

Other Post-retirement Plans

The Company provides certain subsidized unfunded health-care benefits for eligible retired employees (the "Other Plans"). Employees hired prior to July 1, 1988 become eligible for these benefits if they meet minimum age and service requirements. The plan sponsor has the right to modify or terminate these benefits. As of December 31, 2006, the aggregate accumulated postretirement benefit obligation was $112 million.

SFAS 158

In September 2006, the FASB issued SFAS 158. SFAS 158 recognition provisions associated with the funded status of a benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. Under SFAS 158 there is also a provision to measure plan assets and benefit obligations as of the date of the employer's fiscal year end statement of financial condition, effective for fiscal years ending after December 15, 2008 with early adoption permitted. Effective January 1, 2006, the Company adopted the recognition provisions of SFAS 158 associated with the funded status of a benefit plan. For additional information see Note 2.

SFAS 158 requires the Company to record the net amount by which the projected benefit obligation is overfunded or underfunded on the consolidated statement of financial condition, replacing the SFAS 87 requirement to report a minimum liability which represents the excess accumulated benefit obligation over the fair value of a benefit plan's assets. In connection with the adoption of SFAS 158, the Company recorded

14. Employee Benefit Plans (Continued)

pre-tax and after-tax minimum pension liability adjustments of $9 million and $5 million, respectively, for the year ended December 31, 2006 in accumulated other comprehensive loss in the consolidated statement of financial condition related to the funded status of its employee benefit plans.

The following table presents the 2006 activity including the incremental effect of applying SFAS 158 on individual line items in the statement of financial condition for the Qualified Plan of December 31, 2006:

	Before SFAS 158	Adjustments	After SFAS 158
	Qualified	Qualified	Qualified
		(In millions)	
Intangible assets (included in other assets and deferred amounts)	$ 4	$ (4)	$ —
Total assets	4	(4)	—
Liabilities for pension benefits (included in other liabilities)	(15)	(5)	(20)
Total liabilities	(15)	(5)	(20)
Accumulated other comprehensive loss	270	(33)	237
Total member's equity	270	(33)	237
Total liabilities and member's equity	$ 255	$ (38)	$ 217

The following table presents the 2006 activity including the incremental effect of applying SFAS 158 on individual line items in the statement of financial condition for the Supplemental and Other Plans as of December 31, 2006:

	Before SFAS 158	Adjustments	After SFAS 158
	Supplemental and Other	Supplemental and Other	Supplemental and Other
		(In millions)	
Intangible assets (included in other assets and deferred amounts)	$ 1	$ (1)	$ —
Total assets	1	(1)	—
Liabilities for pension benefits (included in other liabilities)	(167)	16	(151)
Total liabilities	(167)	16	(151)
Accumulated other comprehensive loss	7	42	49
Total member's equity	7	42	49
Total liabilities and member's equity	$ (160)	$ 58	$ (102)

14. Employee Benefit Plans (Continued)

Amounts recognized in the consolidated statement of financial condition as of December 31, 2006 were as follows:

	Qualified	Supplemental and Other
	(In millions)	
Accrued benefit liability	$ (20)	$ (151)
Accumulated other comprehensive loss	237	49
Net amount recognized	$ 217	$ (102)

The following table presents the pre-tax amounts recognized in accumulated other comprehensive as of December 31, 2006:

	Qualified	Supplemental and Other
	(In millions)	
Prior service costs (credits)	$ 3	$ (14)
Losses	234	63
	$ 237	$ 49

14. Employee Benefit Plans (Continued)

Benefit Obligation and Plan Assets

The following table reconciles the changes in the projected benefit obligation and the fair value of the plan assets and summarizes the funded status for the Qualified Plan, the Supplemental Plan and the Other Plans. Amounts shown are as of the measurement date, which is September 30, 2006:

	Qualified	Supplemental and Other
	(In millions)	
Change in Benefit Obligation		
Projected benefit obligation as of beginning of period	$ 737	$ 167
Service cost	20	3
Interest cost	40	9
Participant contributions	—	2
Amendments	—	(15)
Assumption change	(26)	(1)
Actuarial loss (gain)	12	(5)
Benefits paid	(23)	(9)
Projected benefit obligation as of the end of period	$ 760	$ 151
Change in Plan Assets		
Fair value of assets as of the beginning of period	$ 696	$ —
Actual return on plan assets	67	—
Participant contributions	—	1
Employer contributions	—	8
Benefits paid	(23)	(9)
Fair value of assets as of the end of period	$ 740	$ —

Estimated Future Benefit Payments

The estimated future benefit payments expected to be made by the Qualified Plan, Supplemental Plan and Other Plans are as follows:

	Qualified	Supplemental and Other
	(In millions)	
2007	$ 35	$ 9
2008	37	10
2009	39	10
2010	39	10
2011	40	11
Years 2012-2016	203	55

14. Employee Benefit Plans (Continued)

Assumptions Used in Determining Costs and Obligations

The following table presents on a weighted average basis the assumptions used in determining the net periodic benefit costs for the Qualified Plan, the Supplemental Plan and the Other Plans for the year ended September 30, 2006:

	For the Year Ended September 30, 2006
Qualified Plan and Supplemental Plan	
Discount rate	5.50%
Rate of compensation increase	4.25%
Expected rate of return(1)	7.75%
Other Plans	
Discount rate	5.50%
Rate of compensation increase	N/A
Expected rate of return(1)	N/A

(1) The expected long-term rate of return on plan assets assumption is based on historical real rates of return of the various asset classes, weighted based on the target asset allocation percentages for each major category of plan assets. The anticipated inflation rate is added to these historical real rates of return to arrive at the expected long-term rate of return on plan assets assumption.

The assumptions used in determining the projected benefit obligation for the Qualified Plan and Supplemental Plan and the projected health-care postretirement benefit obligation for the Other Plans as of September 30, 2006 were:

	2006
Projected benefit obligation	
Discount rate	5.75%
Rate of compensation increase	4.25%
Projected health-care postretirement benefit obligation	
Discount rate	5.75%
Rate of compensation increase	N/A

In determining the accumulated postretirement health-care benefit obligation and the net periodic postretirement costs for 2006, the Company assumed the following:

	Obligation		
	Pre-65 Retirees	Post-65 Retirees	Medicare Part D
Health-care rate increases			
2006	9.0%	9.8%	11.5%
2007	8.0%	8.5%	10.0%
Ultimate trend rate increase	4.5%	4.5%	5.5%
Ultimate trend expected to be achieved	2011	2011	2011

14. Employee Benefit Plans (Continued)

Assumed health-care cost trend rates have a significant effect on the amounts reported for the health-care benefits. A 1% change in assumed health-care cost trend rates would have the following effects:

	1% increase		1% decrease	
	(In millions)			
Effect on benefit obligation at end of year	$	8	$	(7)
Effect on total of service and interest costs for year	$	1	$	(1)

Investments

The investment policies and strategies of the Qualified Plan are determined by a committee made up of the Company's senior management. The policy is based on long-term goals and is therefore not frequently revised. The investment goal is to create an asset mix that is adequate for future benefit obligations by creating a diversified investment portfolio, while managing various risk factors and maximizing the Qualified Plan's investment returns through use of related party and external fund managers and clearly defined strategies. Senior management regularly monitors actual allocation compared to the policy. The current asset allocation goal is to achieve an asset mix of approximately 30% in domestic equities; 20% in international equities; 24% in fixed income securities; 10% in real estate; 15% in alternate investments (primarily hedge funds); and 1% in cash.

The following table presents the percentage of the fair value of the Qualified Plan assets as of September 30, 2006 by type of asset:

	Qualified
	2006
Asset Allocation:	
Equity securities	58%
Fixed income securities	11
Real estate	13
Cash and alternative investments	18
Total	100%

15. Deferred Taxes

The Company is included in the consolidated federal income tax return filed by CS Holdings and certain state and local income tax returns filed by CS Holdings and CS USA. CS Holdings allocates federal income taxes to its subsidiaries on a separate return basis and any state and local income taxes on a *pro rata* basis, pursuant to a tax sharing arrangement.

15. Deferred Taxes (Continued)

Deferred tax assets and deferred tax liabilities are generated by the following temporary differences:

	(In millions)
Deferred tax assets:	
Inventory	$ 33
Investments	27
Other liabilities and accrued expenses, primarily compensation and benefits	1,428
State and local taxes	41
Total deferred tax assets	1,529
Deferred tax liabilities:	
Inventory	26
Investments	21
Other	6
Total deferred tax liabilities	53
Deferred tax assets net of deferred tax liabilities	1,476
Valuation allowance for state and local taxes	(41)
Net deferred tax asset	$ 1,435

Due to uncertainty concerning the Company's ability to generate the necessary amount and mix of state and local taxable income in future periods, the Company maintains a valuation allowance against its deferred state and local tax asset in the amount of $41 million as of December 31, 2006. The Company has determined that the realization of the remaining recognized deferred tax assets as of December 31, 2006 is more likely than not based on anticipated future taxable income. In addition, for federal income tax purposes, the Company has planning strategies available that enhance its ability to utilize these tax benefits.

16. Legal Proceedings

The Company has provided reserves for litigation, claims and proceedings involving the Company in accordance with SFAS No. 5, "Accounting for Contingencies." The reserve for private litigation involving Enron, certain initial public offering allocation practices, research analyst independence and other related litigation was $953 million after the application of settlements as of December 31, 2006.

The Company is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. The Company believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Company intends to defend itself vigorously in these matters, litigating or settling when determined by management to be in the best interests of the Company.

16. Legal Proceedings (Continued)

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated statement of financial condition, management makes estimates regarding the outcome of these matters and records a reserve with respect to such matters that are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Company's defenses and its experience in similar cases or proceedings as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings. Further litigation charges or releases of litigation reserves may be necessary in the future as developments in such cases or proceedings warrant.

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

Member of
Credit Suisse Securities (USA) LLC
(Formerly known as Credit Suisse First Boston LLC and Subsidiaries)

In planning and performing our audit of the consolidated statement of financial condition of Credit Suisse Securities (USA) LLC, formerly known as Credit Suisse First Boston LLC, and Subsidiaries (the "Company"), a wholly owned subsidiary of Credit Suisse (USA), Inc., as of December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a 5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a 5(g), in the following:

1) Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of

the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a 5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, the CFTC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 28, 2007

END